                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                SCHEDULE 13G/A
                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)


                             (Amendment No. 1)*


                        PAN WESTERN ENERGY CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK $.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  69806K 10 6
                        ------------------------------
                                 (CUSIP Number)


                              SEPTEMBER 28, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [_] Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.  69806K 10 6                 13G                    Page 2 of 6 Pages
           ---------


------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Cambrian Capital Corporation (76-0504299)

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
 3    SEC USE ONLY



------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          472,430
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          472,430
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      472,430
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      4.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO

------------------------------------------------------------------------------

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CUSIP NO.  69806K 10 6                 13G                    Page 3 of 6 Pages
           ---------


------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Cambrian Capital Partners, L.P. (76-0504672)

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
 3    SEC USE ONLY



------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          472,430
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          472,430
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      472,430
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      4.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN

------------------------------------------------------------------------------

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===============================================================================
Item 1(a). Name of Issuer:

The name of the issuer is Pan Western Energy Corporation, an Oklahoma corporation ("Pan Western").

Item 1(b). Address of Issuer's Principal Executive Offices:

The principal executive office of Pan Western is 1850 South Boulder Avenue, Suite 300, Tulsa, Oklahoma 74119.

Item 2(a). Name of Person Filing:

The persons filing are Cambrian Capital Corporation ("Cambrian") and Cambrian Capital Partners, L.P. ("Cambrian Partners").


Item 2(b). Address of Principal Business Office or, if None, Residence:

The address of each of Cambrian and Cambrian Partners is Two Houston Center, 909 Fannin, Suite 3150, Houston, Texas 77010

Item 2(c). Citizenship:

Cambrian is a corporation incorporated under the laws of Delaware and Cambrian Partners is a limited partnership organized under the laws of Delaware.

Item 2(d). Title of Class of Securities:

The class of securities of Pan Western owned beneficially by each of Cambrian and Cambrian Partners is common stock, $.01 par value per share ("Common Stock").

Item 2(e). CUSIP Number:

Pan Western's CUSIP number is 69806K 10 6.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or
        13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable


Item 4. Ownership.

(a) The amount of securities beneficially owned by each of Cambrian and Cambrian Partners is 472,430 shares of Common Stock.

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(b) The percent of the Common Stock beneficially owned by each of Cambrian and Cambrian Partners is 4.5%.

(c) Each of Cambrian and Cambrian Partners has the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of 472,430 shares of the Common Stock (which includes presently exercisable warrants to purchase 70,000 shares of Common Stock). Neither Cambrian nor Cambrian Partners has the sole power to vote or direct the vote or the sole power to dispose or to direct the disposition of any shares of the Common Stock.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8. Identification and Classification of Members of the Group.

The identity of each member of the group is Cambrian Capital Corporation and Cambrian Capital Partners, L.P.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

     After reasonable inquiry and to be best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                      October 6, 2000
                                              -------------------------------
                                                          (Date)


                                              Cambrian Capital Corporation

                                              By: /s/ Raymond O. Weems
                                                 -----------------------------
                                                  Raymond O. Weems,
                                                  Managing Director




                                              Cambrian Capital Partners, L.P.
                                              By: Cambrian Capital Corporation,
                                                    its general partner



                                              By: /s/ Raymond O. Weems
                                                 -----------------------------
                                                  Raymond O. Weems,
                                                  Managing Director